                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:          Jan Carl Hoeffel

   Address of Reporting Person:       505 Sanaome Street, #1420
                                      San Francisco, CA 94111

2.   Issuer Name and Trading Symbol:    Finet Holdings Corporation: FNHC

3.   Social Security # (Voluntary):

4.   Statement for Month/Year:          9/98

5.   If Amendment, Date of Original:

6.   Relationship of Reporting Person:  Director
                                      Officer
                                       Title: President

7.   Reporting By:                      One Reporting Person


     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
--------------------------------------------------------------------------------
----------
   1         2        3              4                    5           6
7
--------  --------  ------  -----------------------  ------------  -------  ----
----------
 Title     Trans-   Trans-  Securities Acquired (A)     Amount     Owner-
Nature of
  of       action   action     or Disposed of (D)    Beneficially   ship
Indirect
Security   Date      Code   -----------------------  Owned at End   Form
Ownership
                             Amount   A/D  Price      of Month       D/I
--------  --------  ------  --------  ---  --------  ------------  -------  ----
----------
Common    9/23/98    M       225,241   A   $ 13,514     1,263,158     D
Common                                                        917     I       By
Spouse

</table

   Table II Derivative Securities (D/S) Acquired, Disposed of, or Beneficially
                                      Owned
--------------------------------------------------------------------------------
----------------------------------------
   1      2        3       4          5                  6                  7
8         9       10      11
------  ------  --------  ----  ---------------  -------------------  ----------
-----  ------  ---------  -----  -------
 Title   Conv    Trans    Tran       # D/S         Date     Expira
Title/Number    Price    Number    Owner  Type of
  of      or      Date    Code  Acquir/Disposed   Exercis    tion
Underlying       of      of D/S    ship     (I)
  D/S    Exer    M/D/Y          ---------------    able      Date
Securities       D/S    Owned at    of     Owner
         Price                    (A)      (D)     M/D/Y     M/D/Y    Title
Amount           Month end   D/I    ship
------  ------  --------  ----  -------  -------  --------  --------  ------  --
-----  ------  ---------  -----  -------
Option  $ 0.06  9/23/98    M             225,241   1/31/96  01/31/06  Common
225,241                 0    D
Warrant   1.25  9/17/98    P    300,000            9/17/98   9/17/08  Common
300,000  $3,000   300,000    D


/s/  Jan Hoeffel                     9/24/98
     -----------------------------   ---------
     Signature of reporting person   Date